Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     Claude Resources Releases Madsen Exploration Results

     "Claude Intercepts 29.08 g/tonne over 2.0 m at Russet South"

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, SK, Feb. 26 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ /
AMEX: CGR) today reported on its gold exploration results from Phase 1 of the drill program at the Russet South area of the Madsen property located at Red
Lake, Ontario.
     A twenty-two hole drill program, which was completed in October 2007, tested six hundred meters of strike continuity along the Mafic/Ultramafic contact. Highlights of the program include:

     <<
     Hole ID From (m.)                 Grams/Tonne       Width (m.)
     --------------------------------------------------------------
     RUM-07-04            347.00       6.10  g / t           1.0 m.
     RUM-07-18            184.00       3.19  g / t           2.0 m.
     RUM-07-20            604.00       6.07  g / t           1.0 m.
     RUM-07-25            155.00      29.08  g / t           2.0 m.
     >>

     The program targeted the main Ultramafic body for the upward extension of high grade Zone 8 mineralization, discovered and mined in the 1970's on the
2200 to 2700 levels of the mine (1,100 to 1,200 metres depth). This zone, along a Mafic/Ultramafic horizon, possesses the same geological characteristics as other high grade deposits in the Red Lake area, notably at
Goldcorp's Campbell and Red Lake Mines.
     Claude Resources plans to return in the future to the Russet South area to continue exploration activities.
     Following the Phase 1 drilling at Russet South, the Company completed a program testing the Fork Zone, 600 meters south along the Mafic/Ultramafic trend. Results are being compiled at this time.
     Claude Resources has since redeployed its two drilling units, one to the
Starratt Footwall target area and one to the Polymetallic target.
     "The results of the Russet South program and ongoing drilling at the Fork
Zone and Starratt highlight the potential for development of high grade resources associated with the Mafic/Ultramafic trend." said Brian Skanderbeg,
Exploration Manager with Claude Resources Inc.

     (A map of the Madsen property is available on the Claude Resources website at www.clauderesources.com).

     Philip Ng, P.Eng. and Claude's Vice-President of Mining Operations, is
the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to TSL
Laboratory, an ISO approved facility, in Saskatoon, Saskatchewan. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric finish. Intercepts are reported as drilled widths and range from 70% to 95% of true widths. Composite intervals were calculated using a
3.00 g/t cut-off.
     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 800,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., (306) 668-7505 or Brian Skanderbeg, Exploration Manager,
Claude Resources Inc., (306) 668-7505 or Dwight Percy, Communications and
Corporate Development Manager, Claude Resources Inc., (306) 668-7501,
clauderesources(at)clauderesources.com; www.clauderesources.com; Renmark
Financial Communications Inc.: Neil Murray-Lyon: nmurraylyon(at)
renmarkfinancial.com; James Buchanan: jbuchanan(at)renmarkfinancial.com, (514)
939-3989, Fax: (514) 939-3717, www.renmarkfinancial.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 13:34e 26-FEB-08